

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

October 1, 2009

Mr. Michael Wade
 Chief Financial Officer
EXTREME MOBILE COATINGS WORLDWIDE CORP.
225 Two Oaks Drive
Nicholasville, Kentucky 40356

> **Re:** **Extreme Mobile Coatings Worldwide Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 24, 2009**
> **File No. 333-148425**

Dear Mr. Wade:

We have reviewed your filing and have the following comments. We think you should provide us with any supplemental information so we may better understand your disclosure. Otherwise, where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2008)

Disclose Controls and Procedures

1.   We note that your March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q discloses that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective and that no change in internal controls over financial reporting occurred during the period covered by these reports. Given that your internal controls over financial reporting was concluded to be "ineffective" at December 31, 2008 as reported in the Form 10-K, it is unclear why you have not disclosed and discussed the changes in internal controls over financial reporting that occurred in these subsequent interim periods where you have now concluded that your disclosure controls and procedures are effective. Please clarify in future filings.

Exhibit 31.1 and Exhibit 31.2 Certifications

2.   See the introductory paragraph for Item 4. In future filings, please expand the reference made for internal control over financial reporting to state "…(as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:" In addition, please include a separate paragraph under Item 4 that discloses that you "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance…in accordance with generally accepted accounting principles." See Exhibit 31(i)(4)(b) of Regulation S-K. The Certifications should contain all of the language as outlined in Exhibit 31(i) of Regulation S-K. This comment is also applicable to your March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q.

Form 10-Q (Quarter Ended June 30, 2009)

Balance Sheets, page F-2

3.   In future filings, please provide a footnote discussion of the line item "Investment in Falcon" and in a footnote describe the types of expenses included in the line item "Prepaid expenses," as we note prepaid expenses have increased significantly in the interim periods.

Management's Discussion and Analysis, page 7

4.   In future filings, please expand your results of operations to also include a discussion of the results of operations for the current quarterly period (e.g., the three months ended June 30, 2009 and comparative prior period of June 30, 2008). See Item 303(b)(2) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant